UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
  Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Rocket Internet Growth Opportunities Corp.
(Name of Issuer)

Class A Ordinary Shares, par value $0.0001
(Title of Class of Securities)

G7613T103
(CUSIP Number)

Gary Penning COO, PSquared Asset Management AG Dufourstrasse 43 Zurich, Switzerland, 8008 41 (0)43 5083760
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7613T103	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
PSquared Asset Management AG

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0%

12	TYPE OF REPORTING PERSON (see instructions)
FI

This Amendment No. 1 constitutes an exit filing for the Reporting Person as the Reporting Person owns less than five percent (5%) of the Class A Ordinary Shares of the Issuer.

CUSIP No. G7613T103	13G	Page 3 of 5 Pages

Item 1(a) Name of issuer:

Rocket Internet Growth Opportunities Corp.

Item 1(b) Address of issuer's principal executive offices:

Boundary Hall, Cricket Square
Grand Cayman, Cayman Islands KY1-1102

Item 2(a) Name of person filing:

PSquared Asset Management AG

Item 2(b) Address or principal business office or, if none, residence:

Dufourstrasse 43,
Zurich, Switzerland 8008

Item 2(c) Citizenship:

PSquared Asset Management AG is organized under the laws of Switzerland.

Item 2(d) Title of class of securities:

Class A Ordinary Shares, par value $0.0001

Item 2(e) CUSIP No.:

G7613T103

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e) [ ] An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

CUSIP No. G7613T103	13G	Page 4 of 5 Pages

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [X] A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);*

(k) [ ] Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____
* PSquared Asset Management AG is regulated by the Swiss Financial Market Supervisory Authority (FINMA)
Item 4. Ownership

(a)          Amount beneficially owned:

0

(b)          Percent of class:

0%

(c)          Number of shares as to which such person has:

(i)  Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 0

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of:  0

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

CUSIP No. G7613T103	13G	Page 5 of 5 Pages

Item 10.  Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The reporting persons agree that this statement is filed on behalf of each of them.

Dated:    April 6, 2023

PSquared Asset Management AG

By:	/s/ Gary Penning
Name: Gary Penning
Title: COO